                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                       FORM 10/A

                                     Amendment No. 1

                     General Form For Registration of Securities
                         Pursuant to Section 12(b) or (g) of
                         the Securities Exchange Act of 1934



                               CAPITAL DIMENSIONS, INC.
                (Exact name of registrant as specified in its charter)


                 Minnesota                             52-1139951
      -------------------------------              ------------------
      (State or other jurisdiction of              (I.R.S. Employer
     incorporation or organization)                Identification No.)

     Two Appletree Square, Suite 335
     Bloomington, Minnesota                             55425
     ----------------------------------------          --------
     (Address of principal executive offices)          Zip Code

    Registrant's telephone number, including area code: (612) 854-3007



    Securities to be registered pursuant to Section 12(b) of the Act:  None


        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, no par value per share
                         ------------------------------------
                                   (Title of class)

ITEM 2.  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

    The following tables set forth selected financial data of the Company, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and with the Company's Financial Statements and Notes thereto included elsewhere in this document. The selected statement of operations and balance sheet data as of and for the year ended June 30, 1996 have been derived from the financial statements of the Company which have been audited by Deloitte & Touche LLP, independent auditors, whose report is included elsewhere in this document. The selected statement of operations and balance sheet data set forth below as of June 30, 1995 and for the two years ended June 30, 1995 and 1994 have been derived from the financial statements of the Company which have been audited by Lurie, Besikof, Lapidus & Co., LLP, independent auditors, whose report is included elsewhere in this document. The selected statement of operations and balance sheet data set forth below as of June 30, 1994 and 1993, and December 31, 1992 and 1991 and for the six months ended June 30, 1993 and the years ended December 31, 1992 and 1991 have been derived from audited financial statements not included in this document. The selected statement of operations and balance sheet data set forth below as of March 31, 1997 and for the nine months ended March 31, 1997 and 1996 have been derived from the Company's unaudited financial statements, which reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of financial position and results of operations for those periods. The Company's operating results for the nine months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year ending June 30, 1997.

                     SELECTED HISTORICAL FINANCIAL AND OTHER DATA
                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                  Six Months
                                                Year Ended          Ended                                        Nine Months
                                               December 31,       June 30,(1)      Year Ended June 30,         Ended March 31,
                                             ----------------     ----------   --------------------------     -----------------
                                              1991       1992       1993       1994       1995       1996      1996       1997
                                              ----       ----       ----       ----       ----       ----      ----       ----
STATEMENT OF OPERATIONS DATA:
  Interest income (2)                    $   1,042  $     855  $     460  $   1,109  $   1,304  $   1,573   $   1,151  $   1,862
  Operating expenses:
    Interest expense                           287        209        130        278        242        251         166        345
    General and administrative expense         570        472        263        526        523        630         464        667
    Other (income) expense                      (5)        26         67         90         48         51          43         71
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
    Total operating expenses                   852        707        460        894        813        932         673      1,083
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
  Net operating income                         190        148          0        215        491        641         478        779

Gains (losses) on investments in
  small business concerns:
    Realized                                   244        414         (4)     1,278      3,663        508         462        (95)
    Unrealized                                (755)       782        647     (2,288)    (1,153)     1,423         336      1,509
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
Income (loss) before income taxes
  and other charges                           (321)     1,344        643       (795)     3,001      2,571       1,276      2,192

Income (loss) before income taxes (3)           71      1,704        643       (795)     3,001      2,571       1,276      2,192
Income taxes                                                2                              533        372         220        893
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
Net income (loss)                               71      1,702        643       (795)     2,468      2,199       1,056      1,299

Dividends on preferred stock to SBA
  paid or restricted                           300        300         30        120        120        120          90         56
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------

Income (loss) applicable to common stock      (229)     1,402        613       (915)     2,348      2,079         966      1,243
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------

Earnings (loss) per common share (4)         ($.13)      $.78       $.31      $(.50)     $1.18      $1.09        $.49       $.71
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------

Weighted average common and
 common equivalent shares outstanding(4) 1,800,000  1,801,914  1,963,362  1,824,162  1,983,852  1,912,227   1,964,301  1,761,681
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------   ---------  ---------


                                               December 31,      June 30,(1)            June 30,                  March 31,
                                              ---------------    -----------   --------------------------         ---------
                                              1991       1992       1993       1994       1995       1996            1997
                                              ----       ----       ----       ----       ----       ----            ----
BALANCE SHEET DATA:
  Investments at cost                    $  14,502  $  15,474  $  15,442  $  16,083  $  15,200  $  17,513        $  20,764
  Unrealized appreciation (depreciation)
   on investments                            1,338      2,121      2,769        480      (672)        750            2,259
                                         ---------  ---------  ---------  ---------  ---------  ---------         --------
  Investments at estimated fair value       15,840     17,594     18,211     16,563     14,528     18,263           23,023
  Cash and cash equivalents                  1,461      1,145      1,254      1,667      5,975      3,878            3,027
  Total assets                              17,750     19,090     19,727     18,544     21,090     23,360           27,009
  Debentures and notes payable to SBA        3,000      3,000      3,476      3,070      2,632      4,168            9,286
  Total liabilities                          4,073      4,067      3,508      3,120      3,197      4,563            9,947
  Redeemable preferred stock                                       3,030      3,150      3,270      3,010
  Total stockholders' equity (4)         $  13,317  $  15,023  $  13,189  $  12,274  $  14,623  $  15,787        $  17,062

                                                                  Six Months
                                                Year Ended          Ended                                        Nine Months
                                               December 31,       June 30,(1)      Year Ended June 30,         Ended March 31,
                                             ----------------     ----------   --------------------------     -----------------
                                              1991       1992       1993       1994       1995       1996      1996       1997
                                              ----       ----       ----       ----       ----       ----      ----       ----

OTHER SELECTED DATA:
  Number of portfolio companies
   at period end                                28         29         27         22         18         17          18         18
  Number of new portfolio companies              2          3                     5                     5           5          3
  New advances to portfolio companies    $   1,257  $   2,470  $     286  $   1,281  $   1,000  $   6,539   $   5,121  $   3,025
  Proceeds from liquidation of investments   1,038        562        381      2,276      3,760      3,896       3,870        120
  Estimated Fair value of investment
   portfolio at period end                  15,840     17,594     18,211     16,563     14,528     18,263      15,942     23,023

 _________________
 (1) In 1993, the Company changed its fiscal year end from December 31 to June 30, resulting in a six-month transition period.
 (2)   The year ended December 31, 1991 includes $69,000 of dividend income.
 (3) During each of the years ended December 31, 1991 and 1992, the Company had negative goodwill amortization of $392,268. This negative goodwill related to the management buy out in 1987 and was fully amortized by December 31, 1992.

 (4) The Company's Board of Directors approved a 3-for-1 stock split issued in the form of a 200% dividend effective May 31, 1997 to shareholders of record on May 31, 1997. All share and per share amounts have been restated to reflect this stock split.

                       MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                    FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the preceding "Selected Historical Financial and Other Data," the Company's Financial Statements and Notes thereto and the other financial data included elsewhere in this document. The dollar amounts below have been rounded in order to simplify their presentation. However, the ratios and percentages are calculated using the detailed financial information contained in the Financial Statements and the Notes thereto and the financial data included elsewhere in this document. References to years are for the respective fiscal years ended June 30, unless otherwise noted.

OVERVIEW

    The Company's principal investment objectives are to achieve a high level of income from both interest on loans and debt securities, generally referred to as "debt investments" and long-term appreciation in the value of equity interests in its portfolio companies. The Company's debt investments are typically secured, have relatively high fixed interest rates, and are accompanied by warrants to purchase equity securities of the borrower. In addition to interest on debt investments, the Company also typically collects an origination fee on each debt investment.

    The Company's financial performance is composed of four primary elements. The first is "income before gains (losses) in small business concerns," which is the difference between the Company's income from interest and fees and its total operating expenses, including interest expense. Interest income is earned on debt investments and the temporary investment of funds available for investment in portfolio companies, which are presented in the Company's balance sheets as cash equivalents. The second element is "realized gains (losses) on investments," which is the difference between the proceeds received from the disposition of portfolio assets in the aggregate during the period and the cost of such portfolio assets. The third element is the "change in unrealized appreciation (depreciation) of investments," which is the net change in the estimated fair values of the Company's portfolio assets at the end of the period as compared with their estimated fair values at the beginning of the period or the cost of the portfolio asset, if purchased during the period. Generally, "realized gains (losses) on investments" and "changes in unrealized appreciation (depreciation) of investments" are inversely related. When an appreciated asset is sold to realize a gain, a decrease in unrealized appreciation occurs when the gain associated with the asset is transferred from the "unrealized" category to the "realized" category. Conversely, when a loss is realized by the sale or other disposition of a depreciated portfolio asset, the reclassification of the loss from "unrealized" to "realized" causes an increase in unrealized appreciation and an increase in realized loss. The fourth element is "tax expense". The Company is currently taxed as a "C" corporation. Following the filing of this Form 10, the Company intends to qualify for taxation under

Subchapter M. For a discussion of Subchapter M, see "Business--Taxation as a Regulated Investment Company" in Item 1 of this Form 10.

RESULTS OF OPERATIONS

NINE MONTHS ENDED MARCH 31, 1997 AND 1996

    INTEREST INCOME. During the nine months ended March 31, 1997, the Company earned interest on debt investments of $1.7 million, an 85% increase over the $941,000 earned in the nine-month period ended March 31, 1996. This increase in interest income resulted primarily from increases in the dollar amount of debt investments outstanding during the applicable periods, as there were no material changes in the average interest rate earned. The Company's debt investments (at cost) increased to $19.6 million at March 31, 1997, an increase of 35% from $14.5 million at March 31, 1996. During the nine months ended March 31, 1997, the Company earned interest on funds available for investment of $126,000, a 40% decrease from the $210,000 earned during the first nine months of 1996. This decrease was the result of portfolio investing and the resultant lower balances of funds available for investment during the nine months ended March 31, 1997.

    INTEREST EXPENSE. The Company's interest expense, which related to the SBA financing, was $345,000 for the first nine months of 1997, a 108% increase over the $166,000 for the comparable period in 1996. The change in interest expense is directly related to the level of borrowings from the SBA, which were $9.3 million as of March 31, 1997, and $4.2 million as of March 31, 1996.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses totaled $667,000 for the first nine months of 1997, a 44% increase over the $464,000 during the comparable period in 1996. The increase was due primarily to increases in staffing and employee compensation. General and administrative expenses as a percentage of total assets were 2.5% and 2.1% for these respective periods.

    OTHER EXPENSES. These expenses include legal, audit and trade association expense.

    REALIZED GAINS (LOSSES) ON INVESTMENTS. The Company's net realized loss on investments was ($95,000) for the nine months ended March 31, 1997, compared to a net realized gain of $462,000 for the nine months ended March 31, 1996. The losses in 1997 resulted from the realization of previously recorded unrealized depreciation on investments in two portfolio companies. The gain in 1996 resulted primarily from the sale of the Company's equity position in one portfolio company.

    INCOME TAXES. The Company incurred federal and state income tax expense of $893,000 in the first nine months of 1997 (an effective rate of 40%), and $220,000 in the first nine months of 1996 (an effective rate of 17%). The effective rate for 1996 resulted from reversal of valuation allowances relating to deferred tax assets, which had been established in prior periods. As of June 30, 1996, all such valuation allowances had been eliminated.

    CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS. For the nine months ended March 31, 1997 and 1996, the Company recorded net unrealized appreciation of investments of $1.5 million and $336,000, respectively. These changes are the result of the Company's revaluation of its portfolio in accordance with its valuation policy to reflect the change in estimated fair value of each of its portfolio assets. The unrealized gains in the 1996 and 1997 periods resulted from valuation changes in several investments. The unrealized gains in 1996 were partially offset by the realized gain discussed above. A description of all of the Company's debt investments is presented under the caption "Business--The Company's Investment Portfolio" in Item 1 of this Form 10.

FISCAL YEARS ENDED JUNE 30, 1996, 1995, AND 1994

    INTEREST INCOME. During the fiscal year ended June 30, 1996, the Company earned interest on debt investments of $1.3 million , a 6.6% increase over the $1.2 million earned in 1995, which was a 15.7% increase over the $1.1 million earned during 1994. These increases in interest income resulted primarily from increases in the dollar amount of debt investments outstanding during the applicable periods, as there were no material changes in the average interest rate earned on outstanding debt investments. The Company's debt investments (at cost) increased to $16.1 million at June 30, 1996, an increase of 47% from $10.9 million at June 30, 1995, which in turn was a 5.2% decrease from $11.5 million at June 30, 1994. During 1996, the Company earned interest on funds available for investment of $266,000, a 237% increase over the $79,000 earned in 1995, which was a 58% increase over the $50,000 earned in 1994. The increased income in 1995 and 1996 was the result of the sale of an investment during the fourth quarter of 1995, which resulted in unusually high fund balances during a portion of 1995 and most of 1996. A substantial portion of these funds were committed for investments that had not yet closed.

    INTEREST EXPENSE. The Company's interest expense, which related to the SBA financing, increased to $250,600 in 1996, a 3.2% increase over the $243,000 in 1995, which in turn was a 12.7% decrease from the $278,000 of interest expense in 1994. These changes in interest expense are directly related to the level of borrowings from the SBA, which were $4.2 million, $2.6 million and $3.1 million on June 30, 1996, 1995, 1994, respectively.

    GENERAL AND ADMINISTRATIVE EXPENSES. The Company's general and administrative expenses totaled $630,000 in 1996, a 20.3% increase over the $524,000 in 1995, which in turn was a .04% decrease from the $526,000 in 1994. The increase from 1996 over 1995 was due primarily to increases in employee compensation. Although the dollar amount of these expenses increased over the three-year period, general and administrative expenses as a percentage of total assets remained fairly constant at 2.7%, 2.5% and 2.8% for 1996, 1995 and 1994, respectively.

    OTHER EXPENSES. These expenses include legal, audit and trade association expense. Other expenses in 1994 were unusually high because of bad debt expense and legal fees.

    REALIZED GAINS (LOSSES) ON INVESTMENTS. The Company's net realized gains on investments in 1996, 1995 and 1994 were $508,000, $3.7 million and $1.3 million, respectively, as a result of sales of the Company's equity position in one portfolio company in each of those years.

    INCOME TAXES. The Company incurred federal and state income tax expense of $372,000 in 1996 (an effective rate of 14%), $532,000 in 1995 (an effective rate of 18%), and did not incur income tax expense in 1994. During 1994, the Company incurred pretax losses, but did not record the benefit of the associated net operating loss carry forwards in the statement of operations because realization of that benefit was uncertain. The effective tax rates for 1996 and 1995 are substantially lower than the statutory rate as a result of the reversal of valuation allowances which had been established against deferred tax benefits recorded in prior periods.

    CHANGE IN UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS. For the year ended June 30, 1996, the Company recorded net unrealized appreciation of investments of $1.4 million, and net unrealized depreciation of ($1.2 million) and ($2.3 million) for the years ended June 30, 1995 and 1994, respectively.
The unrealized gains in 1996 resulted from changes in the valuations of several portfolio investments in accordance with the Company's valuation policies. The unrealized losses in 1995 and 1994 reflected the realized gain from the sale by the Company of its equity position in one portfolio company in each of those years and the reduction in market value of two publicly traded equity securities in the Company's portfolio. A description of all of the Company's investments is included under the caption "Business--The Company's Investment Portfolio" in
Item 1 of this Form 10.

Financial Condition, Liquidity and Capital Resources

     At March 31, 1997, the Company had $3.0 million in cash and cash equivalents. The Company's principal sources of capital to fund its portfolio growth have been borrowings through the SBA sponsored SBIC debenture program, principal payments on debt investments, and sales of the Company's equity positions in certain portfolio companies. Principal payments made to the Company on its debt investments were $767,000 and $946,000 for the first nine months of 1997 and 1996, respectively, $1.2 million in 1996, $2.2 million in 1995, and $260,000 in 1994. For fiscal 1998, the scheduled principal payments owed to the Company on existing debt investments are $606,000. Cash proceeds from the sale of equity positions were $120,000 and $3.9 million for the first nine months of 1997 and 1996, respectively, $3.9 million for 1996, $3.8 million for 1995 and $2.3 million for 1994.

     The Company's operations have been limited by the availability of capital, rather than investment opportunities. As a result, the Company's ability to make new portfolio investments has been limited to the redeployment of proceeds from the realization of existing investments.

     The Company borrowed $5.5 million from the SBA in December 1996 and $2.0 million in March 1996. Each of these borrowings was evidenced by a debenture. The proceeds were, in part, used to repurchase at par $3.0 million of the Company's preferred stock which had previously been issued to the SBA and to pay accrued dividends thereon. This brought total indebtedness on SBA borrowings to $9.3 million at March 31, 1997. The two debentures are non-amortizing, mature in 2006 and can be prepaid without penalty after five years. The interest rate on these debentures is 7.08%, payable quarterly. The remaining portion of the Company's SBA borrowings is evidenced by a seven year, 8.375% interest, fully amortizing note that matures on April 1, 2000, and requires quarterly principal and interest payments of $169,872. The balance on the note was $1.8 million as of March 31, 1997. The Company has applied to receive an additional $3.0 million of SBA debt financing as part of the SBA's third quarter debenture funding. There is no assurance that any funding will be obtained. Based on the Company's current leverageable capital (as defined by the SBA), it is eligible to borrow up to a total of $14.5 million from the SBA.

     The $3.0 million of debt investments made by the Company for the nine months ended March 31, 1997 was a 31% decrease over the comparable period in 1996. The $6.5 million of debt investments made by the Company during 1996 was a 600% increase over the $934,000 of investments made in 1995, which was a 27% decrease from the $1.3 million invested in 1994.

     As of March 31, 1997, the Company had outstanding commitments to provide financing totaling $1.4 million. Although the Company continues to review new investment requests, no additional commitments are anticipated until additional capital is obtained or one or more existing investments are sold.

     The Company does not currently have a line of credit or revolving credit facility.

     The Company expects to raise $20 million of additional capital through a private placement of its common stock during the fiscal quarter ending September 30, 1997. If completed, the proceeds of the offering will be used to pay a dividend, which is currently estimated to be approximately $3.0 to $5.0 million, to current stockholders in order to meet one of the requirements for Subchapter M tax treatment. The remaining net proceeds will be used for making investments in current and new portfolio companies.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

    The financial statements and supplemental data required by this Item 13 follow the index of financial statements appearing at Item 15 of this Form 10.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

    The following Financial Statements are filed as part of this Form 10:

         Independent Auditors' Report of Deloitte & Touche LLP

         Independent Auditor's Report of Lurie, Besikof, Lapidus & Co., LLP

         Balance Sheets as of June 30, 1995 and 1996 and March 31, 1997 (unaudited)

         Statements of Operations for the years ended June 30, 1994, 1995 and 1996 and the nine months ended March 31, 1996 and 1997 (unaudited)

         Statements of Changes in Stockholders' Equity for the years ended June 30, 1994, 1995 and 1996 and the nine months ended March 31, 1997 (unaudited)

         Statements of Cash Flows for the years ended June 30, 1994, 1995 and 1996 and the nine months ended March 31, 1996 and 1997 (unaudited)

         Notes to Financial Statements for the years ended June 30, 1994, 1995 and 1996 and the nine months ended March 31, 1996 and 1997 (unaudited)

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CAPITAL DIMENSIONS, INC.


Dated:  June 26, 1997                 By /s/ Thomas F. Hunt, Jr.
       ---------------------             -------------------------------------

                                         Its President
                                            ----------------------------------

CAPITAL DIMENSIONS, INC.

TABLE OF CONTENTS

---------------------------------------------------------------------------------------------------------------------------
                                                                                                                      PAGE
                                                                                                                      ----

INDEPENDENT AUDITORS' REPORT OF DELOITTE & TOUCHE LLP                                                                  F-2

INDEPENDENT AUDITOR'S REPORT OF LURIE, BESIKOF, LAPIDUS & CO., LLP                                                     F-3

FINANCIAL STATEMENTS:
    Balance Sheets as of June 30, 1995 and 1996 and March 31, 1997 (unaudited)                                         F-4
    Statements of Operations for the years ended June 30, 1994, 1995, and 1996 and
      the nine months ended March 31, 1996 and 1997 (unaudited)                                                        F-5
    Statements of Changes in Stockholders' Equity for the years ended June 30, 1994,
      1995, and 1996 and the nine months ended March 31, 1997 (unaudited)                                              F-6
    Statements of Cash Flows for the years ended June 30, 1994, 1995, and 1996 and
      the nine months ended March 31, 1996 and 1997 (unaudited)                                                        F-7
    Notes to Financial Statements for the years ended June 30, 1994, 1995, and 1996 and
      the nine months ended March 31, 1996 and 1997 (unaudited)                                                        F-9


INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Capital Dimensions, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheet of Capital Dimensions, Inc. as of June 30, 1996 and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the financial position of Capital Dimensions, Inc. as of June 30, 1996, and the results of its operations and its cash flows for the year ended June 30, 1996 in conformity with generally accepted accounting principles.

As explained in Note 2, the financial statements include investments securities valued by the Board of Directors totaling $18,262,890 at June 30, 1996, none of which have been valued based on public market quotations. We have reviewed the procedures used by the Board of Directors in arriving at its estimate of value of such investments and have inspected underlying documentation and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of the valuation of investment securities, those estimated values may differ significantly from the values that would have been used had a ready market for such investments existed, and the differences could be material.


/s/ Deloitte & Touche LLP


Minneapolis, Minnesota
April 29, 1997
(May 31, 1997 as to the effects of the
stock split described in Note 1)

INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
Capital Dimensions, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheet of Capital Dimensions, Inc. as of June 30, 1995, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended June 30, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Dimensions, Inc. as of June 30, 1995, and the results of its operations and its cash flows for the years ended June 30, 1995 and 1994, in conformity with generally accepted accounting principles.

As explained in Note 2, the financial statements include investments securities valued by the Board of Directors totaling $14,528,143 at June 30, 1995, of which $2,513,926 has been valued based on public market quotations. We have reviewed the procedures used by the Board of Directors in arriving at its estimate of value of such investments and have inspected underlying documentation and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of the valuation of investment securities, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.


/s/ Lurie, Besikof, Lapidus & Co., LLP


Minneapolis, Minnesota
August 7, 1995
(May 31, 1997 as to the effects of the
 stock split described in Note 1 and
 March 18, 1997 as to the effects of the merger described in Note 11)

CAPITAL DIMENSIONS, INC.

BALANCE SHEETS

---------------------------------------------------------------------------------------------------------------------------

                                                                                                 JUNE 30,              MARCH 31,
                                                                                         -------------------------
                                                                                           1995           1996           1997
                                                                                                                      (UNAUDITED)
ASSETS

INVESTMENTS IN SMALL BUSINESS
    CONCERNS AT FAIR VALUE (Note 2):
  Stocks (cost of $3,180,225,  $757,645, and $758,707 at June 30, 1995 and  1996,
    and March 31, 1997, respectively)                                                   $ 3,246,560    $ 2,373,003    $ 3,554,337
  Debt securities (cost of $9,543,245,  $14,033,704, and $15,703,156 at June 30,  1995
    and 1996, and March 31, 1997, respectively)                                           9,028,984     13,892,384     15,703,156
  Loans (cost of $1,395,032, $2,078,879, and $3,869,045 at June 30, 1995 and  1996,
    and March 31, 1997, respectively)                                                     1,255,837      1,527,646      3,332,545
  Other investments (cost of $1,081,762, $642,193, and $433,097 at June 30, 1995
    and 1996, and March 31, 1997, respectively)                                             996,762        469,857        433,097
                                                                                        -----------    -----------    -----------
         Total investments in small business concerns                                    14,528,143     18,262,890     23,023,135

Cash and cash equivalents                                                                 5,975,368      3,878,202      3,026,920
Restricted cash (Note 10)                                                                   300,000        410,000        410,000
Interest and dividends receivable                                                           194,164        333,400        116,488
Other receivables                                                                            15,000        118,950        163,856
Equipment, net of accumulated depreciation of $48,063, $45,592, and
  $58,126 at June 30, 1995 and 1996, and March 31, 1997, respectively                        30,568         64,828
Deferred tax assets (Note 4)                                                                               191,222
Other assets                                                                                 46,785        100,572        268,810
                                                                                        -----------    -----------    -----------
         Total assets                                                                   $21,090,028    $23,360,064    $27,009,209
                                                                                        -----------    -----------    -----------
                                                                                        -----------    -----------    -----------

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Accounts payable                                                                      $    33,085    $    54,398    $   123,977
  Income taxes payable                                                                      532,474        341,522        150,009
  Small Business Administration Financing (Note 3)                                        2,631,737      4,167,505      9,286,160
  Deferred tax liability                                                                                                  386,778
                                                                                        -----------    -----------    -----------
                                                                                          3,197,296      4,563,425      9,946,924

  Nonvoting 4% redeemable cumulative preferred stock, par value $500, authorized 28,000 shares; issued and outstanding, 6,000, 6,000, and 0
    shares at June 30, 1995 and 1996, and March 31, 1997, respectively (Note 3)           3,270,000      3,010,000
                                                                                        -----------    -----------    -----------
         Total liabilities                                                                6,467,296      7,573,425      9,946,924

COMMITMENTS AND CONTINGENCIES (Notes 5 and 7)

STOCKHOLDERS' EQUITY (Notes 5, 8 and 11):
  Liquidating interest under repurchase agreement                                         4,362,150      3,443,802      2,755,041
  Preferred Stock, Authorized 1,000,000 shares, none
    issued or outstanding
  Common stock, no par value.  Authorized 9,000,000 shares; issued and outstanding, 1,827,762, 1,572,600, and 1,680,438 shares at June 30, 1995
    and 1996, and March 31, 1997, respectively (Note 1)                                   1,869,641      1,414,071      1,433,401
  Additional paid-in capital                                                              3,461,063      5,320,141      6,021,902
  Retained earnings                                                                       4,929,878      5,608,625      6,851,941
                                                                                        -----------    -----------    -----------
         Total stockholders' equity                                                      14,622,732     15,786,639     17,062,285
                                                                                        -----------    -----------    -----------
         Total liabilities and stockholders' equity                                     $21,090,028    $23,360,064    $27,009,209
                                                                                        -----------    -----------    -----------
                                                                                        -----------    -----------    -----------

See notes to financial statements.

CAPITAL DIMENSIONS, INC.

STATEMENTS OF OPERATIONS


---------------------------------------------------------------------------------------------------------------------------

                                                                                                        NINE MONTHS ENDED
                                                                YEAR ENDED JUNE 30,                         MARCH 31,
                                                      -----------------------------------------    -----------------------
                                                         1994          1995            1996           1996           1997
                                                                                                           (UNAUDITED)
INCOME:
  Interest on investments in small business concerns $ 1,059,225    $ 1,225,290     $1,306,484     $  941,358     $1,736,904
  Interest on short-term investments                      50,016         79,071        266,126        209,639        125,512
  Management and consulting fees                          24,579
                                                      ----------     ----------     ----------      ---------      ---------
                                                       1,133,820      1,304,361      1,572,610      1,150,997      1,862,416

EXPENSES:
  Interest                                               278,140        242,734        250,618        166,015        345,408
  General and administrative                             525,758        523,825        630,159        463,584        666,733
  Other                                                  114,127         48,061         51,289         43,039         71,351
                                                       ---------     ----------     ----------      ---------      ---------
                                                         918,025        814,620        932,066        672,638      1,083,492
                                                       ---------     ----------     ----------      ---------      ---------

INCOME BEFORE GAINS (LOSSES) ON
  INVESTMENTS IN SMALL BUSINESS
  CONCERNS                                               215,795        489,741        640,544        478,359        778,924

GAINS (LOSSES) ON INVESTMENTS IN
    SMALL BUSINESS CONCERNS:
  Realized                                             1,277,412      3,663,410        507,937        461,816        (95,132)
  Unrealized                                          (2,288,233)    (1,152,528)     1,422,592        336,302      1,508,661
                                                      ----------     ----------     ----------      ---------      ---------
                                                      (1,010,821)     2,510,882      1,930,529        798,118      1,413,529
                                                      ----------     ----------     ----------      ---------      ---------

(LOSS) INCOME BEFORE INCOME TAXES                       (795,026)     3,000,623      2,571,073      1,276,477      2,192,453

INCOME TAX EXPENSE                                                      532,474        372,326        220,026        893,000
                                                      ----------     ----------     ----------      ---------      ---------

NET (LOSS) INCOME                                       (795,026)     2,468,149      2,198,747      1,056,451      1,299,453

DIVIDENDS ON PREFERRED STOCK                             120,000        120,000        120,000         90,000         56,137
                                                      ----------     ----------     ----------      ---------      ---------

NET (LOSS) INCOME ATTRIBUTABLE TO
  COMMON SHARES                                       $ (915,026)   $2,348,149$      2,078,747      $ 966,451     $1,243,316
                                                      ----------     ----------     ----------      ---------      ---------
                                                      ----------     ----------     ----------      ---------      ---------

NET (LOSS) INCOME PER COMMON
  SHARE (Note 1)                                      $    (0.50)   $      1.18     $     1.09      $    0.49     $     0.71
                                                      ----------     ----------     ----------      ---------      ---------
                                                      ----------     ----------     ----------      ---------      ---------

WEIGHTED AVERAGE COMMON AND COMMON
  EQUIVALENT SHARES OUTSTANDING (Note 1)               1,824,162      1,983,852      1,912,227      1,964,301      1,761,681
                                                      ----------     ----------     ----------      ---------      ---------
                                                      ----------     ----------     ----------      ---------      ---------



See notes to financial statements.

CAPITAL DIMENSIONS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------------------

                                            LIQUIDATING
                                              INTEREST
                                               UNDER                                     ADDITIONAL                     TOTAL
                                            REPURCHASE            COMMON STOCK            PAID-IN        RETAINED    STOCKHOLDERS'
                                                           --------------------------
                                            AGREEMENT        SHARES         AMOUNT        CAPITAL        EARNINGS       EQUITY
BALANCE AT JUNE 30, 1993                    $6,198,846      1,822,962     $1,868,841     $1,324,367     $3,796,755    $13,188,809

  Options exercised                                             2,400            400                                          400
  Dividends on nonvoting 4% redeemable
    preferred stock                                                                                       (120,000)      (120,000)
  Amortization of liquidating interest        (918,348)                                     918,348
  Net loss for the year ended
    June 30, 1994                                                                                         (795,026)      (795,026)
                                            ----------     ----------     ----------    -----------    -----------    -----------

BALANCE AT JUNE 30, 1994                     5,280,498      1,825,362      1,869,241      2,242,715      2,881,729     12,274,183

  Options exercised                                             2,400            400                                          400
  Dividends on nonvoting 4% redeemable
    preferred stock                                                                                       (120,000)      (120,000)
  Transfer                                                                                  300,000       (300,000)
  Amortization of liquidating interest        (918,348)                                     918,348
  Net income for the year ended
    June 30, 1995                                                                                        2,468,149      2,468,149
                                            ----------     ----------     ----------    -----------    -----------    -----------

BALANCE AT JUNE 30, 1995                     4,362,150      1,827,762      1,869,641      3,461,063      4,929,878     14,622,732

  Common stock repurchased                                   (275,562)      (459,270)      (459,270)                     (918,540)
  Options exercised                                            20,400          3,700                                        3,700
  Dividends on nonvoting 4%
    redeemable preferred stock                                                                            (120,000)      (120,000)
  Transfer                                                                                1,400,000     (1,400,000)
  Amortization of liquidating interest        (918,348)                                     918,348
  Net income for the year ended
    June 30, 1996                                                                                        2,198,747      2,198,747
                                            ----------     ----------     ----------    -----------    -----------    -----------

BALANCE AT JUNE 30, 1996                     3,443,802      1,572,600      1,414,071      5,320,141      5,608,625     15,786,639

  Options exercised (Unaudited)                               107,838         19,330                                       19,330
  Dividends on nonvoting 4%
    redeemable preferred stock (Unaudited)                                                                 (56,137)       (56,137)
  Stock compensation (Unaudited)                                                             13,000                        13,000
  Amortization of liquidating interest
    (unaudited)                               (688,761)                                     688,761
  Net income for the nine months ended
    March 31, 1997 (Unaudited)                                                                           1,299,453      1,299,453
                                            ----------     ----------     ----------    -----------    -----------    -----------

BALANCE AT MARCH 31, 1997
  (Unaudited)                               $2,755,041      1,680,438     $1,433,401     $6,021,902     $6,851,941    $17,062,285
                                            ----------     ----------     ----------    -----------    -----------    -----------
                                            ----------     ----------     ----------    -----------    -----------    -----------


See notes to financial statements.

CAPITAL DIMENSIONS, INC.

STATEMENTS OF CASH FLOWS

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                            NINE MONTHS ENDED
                                                                     YEAR ENDED JUNE 30,                        MARCH 31,
                                                           -----------------------------------------    ----------------------
                                                              1994            1995         1996            1996          1997
                                                                                                               (UNAUDITED)
CASH (USED IN) PROVIDED BY OPERATING
    ACTIVITIES:
  Net (loss) income                                       $  (795,026)   $ 2,468,149    $ 2,198,747    $ 1,056,451    $ 1,299,453
  Adjustments to reconcile net (loss) income to cash
    (used in) provided by operations:
  Provision for bad debts                                      44,373                        89,108
    Depreciation and amortization                              12,555         12,401         16,738         11,231         21,456
    Deferred taxes                                                                         (191,222)                      578,000
    Realized (gains) losses on investments                 (1,277,412)    (3,663,410)      (507,937)      (461,816)        95,132
    Unrealized losses (gains) on investments                2,288,233      1,152,528     (1,422,592)      (336,302)    (1,508,661)
    Interest receivable added to loans/notes                 (308,944)      (437,729)      (484,005)      (306,413)    (1,208,796)
    Stock compensation                                                                                                     13,000
    Changes in operating assets and liabilities:
       Interest and dividends receivable                     (411,613)        46,240       (228,343)       (60,010)       216,912
       Other receivables                                          783        (15,000)        13,550         15,000          7,388
       Other assets                                             1,479        (10,612)        (3,037)       (33,296)        22,215
       Accounts payable                                        18,158        (16,317)        21,313         49,435         69,579
       Income taxes payable                                                  532,474       (190,952)      (532,472)      (191,513)
                                                           ----------     ----------     ----------     ----------     ----------
       Total cash (used in) provided by
           operating activities                              (427,414)        68,724       (688,632)      (598,192)      (585,835)

CASH PROVIDED BY (USED IN) INVESTING
    ACTIVITIES:
  Proceeds from sales of investment                         2,275,998      3,759,667      3,896,366      3,870,108        119,601
  Investments in small business concerns                   (1,280,793)      (933,969)    (6,539,397)    (5,121,158)    (3,024,562)
  Collections on debt securities and loans                    259,765      2,157,874      1,205,318        946,490        767,041
  Investment of restricted cash                                                            (110,000)
  Proceeds from sale of equipment                                                            10,109         10,109
  Purchases of equipment                                       (8,275)        (5,899)       (59,358)       (59,358)
                                                           ----------     ----------     ----------     ----------     ----------
         Total cash provided by (used in) investing
             activities                                     1,246,695      4,977,673     (1,596,962)      (353,809)    (2,137,920)

CASH (USED IN) PROVIDED BY FINANCING
    ACTIVITIES:
  Proceeds from SBA note payable                                                          1,947,500      1,947,500      5,300,625
  Payments on note payable to SBA                            (406,282)      (438,467)      (464,232)      (417,830)      (381,345)
  Issuance of common stock                                        400            400          3,700            400         19,330
  Redemption of stock                                                                      (918,540)      (816,000)
  Dividends paid on SBA 4% redeemable
    preferred stock                                                                        (380,000)      (310,000)       (56,137)
  Redemption of SBA 4% redeemable
    preferred stock                                                                                                    (3,010,000)
                                                           ----------     ----------     ----------     ----------     ----------
         Total cash (used in) provided by
             financing activities                            (405,882)      (438,067)       188,428        404,070      1,872,473
                                                           ----------     ----------     ----------     ----------     ----------

NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                            413,399      4,608,330     (2,097,166)      (547,931)      (851,282)

CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD                                                   953,639      1,367,038      5,975,368      5,975,368      3,878,202
                                                           ----------     ----------     ----------     ----------     ----------

CASH AND CASH EQUIVALENTS AT END
  OF PERIOD                                               $ 1,367,038    $ 5,975,368    $ 3,878,202    $ 5,427,437    $ 3,026,920
                                                           ----------     ----------     ----------     ----------     ----------
                                                           ----------     ----------     ----------     ----------     ----------

CAPITAL DIMENSIONS, INC.

----------------------------------------------------------------------------------------------------------------------------------

                                                                                                            NINE MONTHS ENDED
                                                                     YEAR ENDED JUNE 30,                        MARCH 31,
                                                           -----------------------------------------    ----------------------
                                                              1994            1995         1996            1996          1997
                                                                                                               (UNAUDITED)
SUPPLEMENTAL DISCLOSURE OF NONCASH
    INVESTING ACTIVITIES:
  Debt securities converted to loans                         $456,782
  Interest receivable converted to debt or loans              308,944       $437,729       $484,005       $306,413     $1,208,796
  Note received on sale of investments                      1,600,000
  Dividends accrued on 4% preferred stock                     120,000        120,000         10,000         10,000
  Investment sold recorded as a receivable                                                  117,500
  Debt issuance cost, deducted from $2,000,000
    SBA note                                                                                 52,500         52,500        199,375
  Realized gain on the exchange of investments                               387,912
  Property converted to receivable                                                                                         52,294

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
    INFORMATION -
  Cash paid during the period for:
    Interest                                                  273,209        241,023        215,259        130,655        264,830
    Income taxes                                                                            754,500        410,978      1,084,513



See notes to financial statements.

CAPITAL DIMENSIONS, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 1994, 1995, AND 1996 AND
NINE MONTHS ENDED MARCH 31, 1996 AND 1997 (UNAUDITED)
--------------------------------------------------------------------------------

1.  DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

    Capital Dimensions, Inc. (the Company) is a Specialized Small Business Investment Company (SSBIC) licensed under the Small Business Investment Act of 1958. The Company provides equity capital, long-term loans, and management assistance to small business concerns which are at least 50% owned by persons who are socially or economically disadvantaged as defined under SBA guidelines.

    The following is a summary of significant accounting policies applied in the preparation of the financial statements.

    PRESENTATION OF FINANCIAL STATEMENTS - Prior to March 31, 1997, Capital Dimensions Venture Fund, Inc. (CDVFI) was a wholly owned subsidiary of Capital Dimensions, Inc. (CDI). Effective March 31, 1997, CDI and CDVFI were merged with CDVFI as the surviving entity. Under the plan of merger;
    (i) all of the previously outstanding shares of CDVFI were canceled, (ii) each one share of previously outstanding CDI common stock was converted into one share of the Company's common stock, and (iii) each one share of previously outstanding CDI Series A preferred stock was converted into one share of the Company's common stock. Subsequent to the merger, CDVFI changed its name to Capital Dimensions, Inc. Also, effective with the merger, all cumulated but unpaid and undeclared dividends related to the Series A preferred stock lapsed.

    The merger of CDI and CDVFI has been reflected in these financial statements as a reorganization of entities under common control. Accordingly, these financial statements have been restated to reflect the merger as if it had occurred at the beginning of the earliest period presented.

    RECAPITIZATION - Effective May 31, 1997, the Company's Board of Directors amended its Articles of Incorporation to effect a 3-for-1 stock split, issued in the form of a 200% stock dividend effective May 31, 1997 to stockholders of record on May 31, 1997; to increase the authorized number of common stock to 9,000,000; and to authorize the issuance of up to 1,000,000 shares of preferred stock, the terms of which may be fixed by the Company's Board of Directors without further shareholder approval. All share and per share amounts included in these financial statements and related notes have been restated to reflect this stock split.

    ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates and assumptions.

    NEW ACCOUNTING STANDARDS - In October 1995, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company has elected to continue following the guidance of Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, for measurement and recognition of stock-based transactions with employees. The Company will adopt the disclosure provisions, which are not expected to be material, of SFAS No. 123 in fiscal year 1997.

    In February 1997, the FASB issued SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 supersedes APB No. 15 and replaces the presentation of primary earnings per share with a presentation of basic earnings per share. The Company will adopt the provisions of SFAS No. 128 in fiscal year 1998. On a pro forma basis, had the Company adopted the provisions of SFAS No. 128, basic earnings per share of $(.50), $1.29, $1.20, $.54, and $.78 for the periods ended June 30, 1994, 1995, 1996, and March 31, 1996 and 1997,
    respectively, would have been presented in the statement of operations. In addition, diluted earnings per share amounts substantially equivalent to the earnings per share amounts currently presented in the statement of operations would have been shown.

    EARNINGS PER COMMON SHARE - Earnings per common share are computed on earnings reduced by dividend requirements on preferred stock and based upon the weighted average number of common shares and common equivalent shares, consisting of the dilutive effect of stock options outstanding during each period. Earnings per common share assuming full dilution are substantially the same.

    VALUATION OF INVESTMENTS - The Company records its investments at estimated fair value as determined by the Board of Directors. Realization of the carrying value of investments is subject to future developments relating to investee companies.

    Among the factors considered by the Board of Directors in determining the fair value of investments are the cost of the investment to the Company, developments since the acquisition of the investment, the financial condition and operating results of the investee, the long-term potential of the business of the investee, the value of the underlying collateral, and other factors generally pertinent to the valuation of investments. There is no public market for the majority of the investments. The Board, in making its evaluation, has relied on financial data of investees and, in many instances, on estimates by the management of the Company and of the investee companies as to the potential effect of future developments. Due to the nature of the Company's investments, the valuations could differ materially in the near term.

    CASH EQUIVALENTS - The Company considers all highly liquid debt instruments with a maturity at time of purchase of three months or less to be cash equivalents.

    EQUIPMENT - Equipment is stated at cost. Depreciation on equipment is calculated on the straight-line method over the estimated useful lives of the assets, generally five years.

    INTEREST INCOME - Interest earned on investments in small business concerns is recorded on the accrual basis. Loans and debt securities are reviewed regularly by management and placed on nonaccrual status when the collection of interest or principal is uncertain. Thereafter, no interest is recognized as income unless received in cash or until such time the borrower demonstrates the ability to pay interest and principal.

    LOAN ORIGINATION FEES - Loan origination fees, net of direct costs, are deferred and amortized to interest income, using the effective interest method, over the term of the original promissory notes.

    REALIZED GAINS (LOSSES) ON INVESTMENTS - Cost of investments sold is reported on the basis of identified cost. Amounts reported as realized gains (losses) are measured by the difference between the proceeds of sale, if any, and the cost basis of the investment.

    Investments are also recorded as realized losses when, in the opinion of the Board of Directors, there is little likelihood of recovery of the investment cost. The determination is based on past performance, business plans, and representations by management of the investee company.

    INDUSTRY CONCENTRATION - The Company's portfolio is concentrated in the radio broadcast industry, where the Company currently holds investments in eight businesses that operate in California, the District of Columbia, Georgia, Louisiana, Minnesota, and North Carolina. These investments comprise 70.1% of the estimated fair market value of the Company's portfolio at March 31, 1997. The radio stations operated by these businesses include both large and small listener markets, both AM and FM stations, and a variety of programming formats. The Company has also invested in the rural telephone industry and the airport food and beverage service industry which comprise 14.9% and 8.8%, respectively, of the Company's investment portfolio as of March 31, 1997.

    INTERIM FINANCIAL STATEMENTS - The information set forth in the financial statements as of March 31, 1997 and for the nine months ended March 31, 1996 and 1997 is unaudited. The information reflects all adjustments, consisting only of normal recurring entries, that in the opinion of management, are necessary to present fairly the financial position, results of operations and cash flows of the Company for the periods indicated. Results of operations for an interim period are not necessarily indicative of the results of operations for the full fiscal year.

    RECLASSIFICATIONS - Certain prior-year amounts have been reclassified to conform to the 1996 presentation. Such reclassifications had no impact on net income and stockholders' equity as previously reported.

2.  INVESTMENTS IN SMALL BUSINESS CONCERNS

    Investments were valued at estimated fair value determined by the Board of Directors at $14,528,143 at June 30, 1995, of which $2,513,926 was valued based on public quotations, and $18,262,890 and $23,023,135 at June 30, 1996 and March 31, 1997, respectively, none of which was valued based on public quotations.

    The Company acquired the investments by direct purchases from the investees and the Board of Directors valued the securities on the premise that in most instances they may not be publicly re-sold without registration under the Securities Act of 1933. The prices of securities purchased were determined by direct negotiations between the Company and the investees.

    Net unrealized appreciation (depreciation) is as follows:

                                                 June 30,            March 31,
                                       ---------------------------
                                          1995           1996          1997

    Total unrealized appreciation     $   875,447    $ 2,040,067    $3,220,339
    Total unrealized depreciation      (1,547,568)    (1,289,598)    (961,209)
                                      -----------    -----------    ---------
    Net unrealized (depreciation)
     appreciation                     $  (672,121)   $   750,469   $2,259,130
                                      -----------    -----------    ---------
                                      -----------    -----------    ---------

    Loans and debt securities with recorded fair values of $2,300,278, $3,496,747, and $3,489,254 were in nonaccrual of interest status at June 30, 1995 and 1996 and March 31, 1997, respectively.

3.  SMALL BUSINESS ADMINISTRATION FINANCING

    NOTES AND DEBENTURES PAYABLE - Notes payable to the Small Business Administration (SBA) and debentures payable, guaranteed by the SBA, consist of the following:

                                                 June 30,            March 31,
                                       ---------------------------
                                          1995           1996          1997

    8.375% note payable, due in
     quarterly principal and interest
     installments of $169,872 through
     April 1, 2000                     $2,631,737     $2,167,505   $1,786,160
    7.08% debenture payable, interest
     only due semiannually, principal
     due March 1, 2006                                 2,000,000    2,000,000
    7.08% debenture payable, interest
     only due semiannually, principal
     due December 1, 2006                                           5,500,000
                                      -----------    -----------    ---------
                                       $2,631,737     $4,167,505   $9,286,160
                                      -----------    -----------    ---------
                                      -----------    -----------    ---------

    The note payable to the SBA is collateralized by substantially all the Company's assets. The note and debentures are subject to the terms and conditions of agreements with the SBA which, among other things, restrict stock redemptions, disposition of assets, new indebtedness, dividends or distributions, and changes in management, ownership, investment policy, or operations. Annual maturities of the notes at June 30, 1996 are as follows:

    Years ending June 30:
      1997                                                           $381,345
      1998                                                            546,775
      1999                                                            594,025
      2000                                                            645,360
      2006                                                          2,000,000
                                                                   ----------
                                                                   $4,167,505
                                                                   ----------
                                                                   ----------

    4% REDEEMABLE CUMULATIVE PREFERRED STOCK - The Company has 28,000 shares authorized of 4% nonvoting redeemable cumulative preferred stock with a par value and liquidation value of $500 per share. At June 30, 1995 and 1996, 6,000 shares of the preferred stock had been issued. The stock was redeemed according to its terms during the nine months ended March 31, 1997. Dividends accrued at June 30, 1995 and 1996 were $270,000 and $10,000, respectively.

4.  INCOME TAXES

    The provision for income taxes consists of the following components:
                                                                Nine Months
                                                                 Ended
                                  Year Ended June 30,           March 31,
                           -----------------------------   ------------------
                            1994       1995      1996        1996     1997

    Current:
       Federal                       $268,012  $427,240    $166,126 $1,110,658
       State                          264,462   136,308      53,900    360,342
                                     --------  --------    -------- ----------
                                      532,474   563,548     220,026  1,471,000
    Deferred              $ 143,000   324,407   257,471     290,000  (578,000)
    Decrease in
       valuation allowance  (143,000) (324,407) (448,693)  (290,000)
                          ---------  --------  --------    -------- ----------
                               $-    $532,474  $372,326    $220,026   $893,000
                          ---------  --------  --------    -------- ----------
                          ---------  --------  --------    -------- ----------

    A reconciliation between the U.S. federal statutory tax rate and the effective tax rate is as follows:

                                                                Nine Months
                                                                 Ended
                                  Year Ended June 30,           March 31,
                           -----------------------------   ------------------
                            1994       1995      1996        1996      1997

    Statutory tax rate       (34.0%)    35.0%     35.0%       35.0%      35.0%
    State taxes, net of
     federal effect           (6.0)      6.0       6.0        6.0         5.7
    Change in valuation
     allowance                40.0     (23.3)    (26.5)      (23.8)
                            -------    ------    ------      ------     ------
    Effective tax rate          - %     17.7%     14.5%       17.2%      40.7%
                            -------    ------    ------      ------     ------
                            -------    ------    ------      ------     ------

    The significant components of deferred tax assets (liabilities) are as follows:

                                                    June 30,
                                                 --------------      March 31,
                                                 1995      1996        1997

    Unrealized loss (gain) on
     investments in small
     business concerns                      $ 448,693    $191,222   $(386,778)
    Valuation allowance                      (448,693)
                                             ---------   --------   ----------
    Net deferred tax asset (liability)      $      -     $191,222   $(386,778)
                                             ---------   --------   ----------
                                             ---------   --------   ----------

5.  STOCKHOLDERS' EQUITY

    The Company is subject to a Repurchase Agreement dated March 31, 1993 with the SBA (the Repurchase Agreement) under which the Company redeemed at a substantial discount all of the Company's then outstanding 3% preferred stock, having a par value of $10,000,000, which had been issued to the SBA under a funding program that was subsequently discontinued. The redemption price was paid by the Company issuing to the SBA a seven-year amortizing note for $3,571,578. As a condition to the redemption of the 3% preferred stock, the Company granted the SBA a liquidating interest in a newly created restricted capital surplus account equal to the amount of the repurchase discount of $6,428,422. This liquidating interest is being amortized over an 84-month period on a straight-line basis, and as of June 30, 1995 and 1996 and March 31, 1997 had been reduced to $4,362,150, $3,443,802, and $2,755,041, respectively. Should the Company default under the Repurchase Agreement at any time, the liquidating interest will become fixed at the level immediately preceding the event of default and will not decline further until the default is cured or waived. The liquidating interest will expire on the later of (i) 60 months from the date of the Repurchase Agreement (i.e. March 31, 1998); (ii) the date the repurchase note is paid in full; or (iii) if an event of default has occurred and the default has been cured or waived, the later date on which the liquidating interest is fully amortized.

    Should the Company voluntarily or involuntarily liquidate prior to the expiration of the liquidating interest, any assets which are available, after the payment of all debts of the Company, shall be distributed first to the SBA until the amount of the then remaining liquidating interest has been distributed to the SBA. That payment, if any, would be prior in right to any payments of the Company's stockholders. As the liquidating interest declines, the restricted capital account is reduced and additional paid-in capital is increased.

    The Company transferred $300,000 and $1,400,000 of retained earnings to paid-in capital in 1995 and 1996, respectively, to increase its "private capital" for SBA regulatory purposes. "Private capital" for SBA regulatory purposes was $10,971,311, $12,064,163, $12,008,026 at June 30, 1995, 1996,
    and March 31, 1997, respectively.

6.  RETIREMENT PLANS

    Effective December 1, 1988, the Company adopted a retirement plan covering substantially all of its employees. Contributions to the plan are discretionary and are determined by the Board of Directors. The Company's contributions to this plan for the years ended June 30, 1994, 1995 and 1996 and for the nine months ended March 31, 1996 and 1997 were $25,150, $49,637, $40,320, $23,760, and $29,813, respectively.

    During 1996, the Company adopted an additional retirement plan covering substantially all of its employees. Contributions to the plan are mandatory at 10% of compensation. The Company's contribution to this plan for the year ended June 30, 1996 was $36,880 and for the nine months ended March 31, 1996 and 1997 was $21,240 and $27,375, respectively.

    On April 1, 1997, in conjunction with the asset management agreement discussed in Note 11, these retirement plans were assumed by the management company.

7.  COMMITMENTS AND CONTINGENCIES

    The Company leases office facilities in Minnesota under a noncancelable operating lease which expires on June 30, 1998. Under this operating lease, future minimum lease payments of $31,740, $31,740 and $63,480 are payable in the years ending June 30, 1997 and 1998 and in aggregate, respectively.

    Total rent expense was $32,872, $32,872, $33,914, $26,606, and $26,281 for
    each of the years ended June 30, 1994, 1995, and 1996 and the nine months ended March 31, 1996 and 1997, respectively.

    The Company is involved in various lawsuits and claims arising out of the normal course of business. In the opinion of the Company's management, the resolution of these matters will not have a material adverse effect on the financial position or operations of the Company.

8.  STOCK OPTION PLAN

    The Company adopted a Stock Option Plan on February 15, 1990. The Company has reserved 480,000 shares of common stock for options which may be granted under the stock option plan. Under the Plan, option exercise prices are 100% of the market value, as determined by the Board of Directors, of the common stock at the time of the grant. Options become exercisable over a five-year period from the date of grant and expire five years from the date of the grant.

    A summary of options granted under this plan is as follows:

                                                                    OPTION PRICE
                                                                    ------------
                                               Number of    Per
                                                Shares     Share        Total

    Outstanding at June 30, 1993               157,038  $.17 - 2.75    $27,830

       Granted                                 120,000         2.75    330,000
       Exercised                                (2,400)         .17       (400)
                                              ---------               ---------

    Outstanding at June 30, 1994               274,638   .17 - 2.75    357,430

       Granted                                  45,000         1.83     82,500
       Exercised                                (2,400)         .17       (400)
                                              ---------               ---------

    Outstanding at June 30, 1995               317,238   .17 - 2.75    439,530

       Exercised                               (20,400)   .17 - .18     (3,700)
                                              ---------               ---------

    Outstanding at June 30, 1996               296,838   .17 - 2.75    435,830

       Granted                                  54,000         4.00    216,000
       Exercised                              (107,838)   .17 - .18    (19,330)
                                              ---------               ---------

    Outstanding at March 31, 1997              243,000   .17 - 4.00   $632,500
                                             ---------               ---------
                                             ---------               ---------

    At June 30, 1995 and 1996 and March 31, 1997, options for the purchase of 301,038, 262,638, and 216,000 shares, respectively, were exercisable. Outstanding options expire November 2001 (179,838 shares), January 2004 (72,000 shares), and July 2004 (45,000 shares). The 27,000 shares which are not exercisable as of March 31, 1997 vest at 3,000 shares each year until July 1999.

9.  CREDIT RISK

    The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company does not believe it is exposed to any significant risk on cash. In addition, the Company's idle funds are invested in repurchase agreements which are backed by U.S. government securities.

10. LETTERS OF CREDIT

    The Company is the guarantor of two letters of credit aggregating $410,000 issued by a bank, on the behalf of two of the Company's portfolio companies. Under the letters of credit the third-party beneficiaries may draw on the letters of credit upon the occurrence of specified events. Amounts drawn upon, if any, under these letters of credit will be added to the loan amounts due from the portfolio companies to secure these letters of credit. The Company has contractually restricted $410,000 of its cash.

11. SUBSEQUENT EVENTS

    As discussed in Note 1, effective March 31, 1997, CDI and CDVFI were merged to form the Company. In connection with that merger, a separate company (the Management Company), owned by the officers of the Company, was formed to manage the Company's assets. The Company has entered into a one-year agreement with the Management Company whereby the

    Management Company will manage the Company's portfolio in exchange for a monthly fee equal to .25% of the average balance of assets under management during the month. In addition, the Company transferred certain assets to the Management Company in exchange for a promissory note in the amount of $143,856, representing the book value of the assets on the date of transfer. The promissory note will be retired in accordance with the useful life of these assets over a maximum of four years.

    In connection with the merger, the Company adopted the Capital Dimensions Venture Fund, Inc. 1997 Stock Plan (the Plan), all stock options outstanding at the time of the merger were exchanged for identical shares under the new plan, and all previous stock option plans were terminated. The Company has reserved 450,000 shares of common stock for options which may be granted under the Plan. Under the Plan, option exercise prices are 100% of market value of the common stock at the time of the grant. Options become exercisable as determined by a committee of not less than two nonemployee directors and expire no more than ten years from the date of the grant.

12. POTENTIAL DIVIDEND

    The Company intends to qualify for tax treatment under Subchapter M of the Internal Revenue Code. Eligibility for Subchapter M treatment requires that the Company pay out, as a dividend, an amount at least equal to its cumulative earnings and profits from all prior periods. The Company's Board of Directors expects to declare a dividend, to stockholders of record on June 30, 1997, in an amount sufficient to meet this requirement. The declaration of this dividend will be made contingent upon the Company obtaining net proceeds of at least $15 million from the sale of newly issued shares of common stock.